                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of April, 2003

                           PETROCHINA COMPANY LIMITED

                          16 ANDELU, DONGCHENG DISTRICT
                 BEIJING, THE PEOPLE'S REPUBLIC OF CHINA, 100011
                    (Address of Principal Executive Offices)

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F [X] Form 40-F [ ]

         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes [ ] No [X]

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___)

         PetroChina Company Limited (the "Registrant") is furnishing under the cover of Form 6-K the Registrant's Announcement of Annual Results for the Year ended December 31, 2002 (the "Announcement") and a Press Release related to the Announcement.

         The Announcement and Press Release contain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties. These forward-looking statements include, without limitation, statements relating to:

         - the plan to fund the Registrant's capital and related investments primarily with the cash generated from operating activities, short-term and long-term borrowings, and cash and cash equivalents;

         - the anticipated capital expenditures and investments for the year ending December 31, 2003 for each of the Registrant's segments;

         - the plan to focus the Registrant's gas exploration in Tarim Basin and oil exploration in Ordos Basin, Junggar Basin and Songliao Basin;

         -        the overall construction and financing plan of the West-East
                  Pipeline;

         - the intended or expected effects or benefits on the Registrant's businesses and operations as a result of the completion of the West-East Pipeline Project, including without limitation:

                  - important strategic meaning in further strengthening the Registrant's leading position in the natural gas market in China;

                  - turning the Registrant's resource advantages into market advantages; and

                  - important meaning in increasing the Registrant's profitability in the coming years and generating attractive returns for the Registrant;

         - the expected investments required for the upstream projects and the Pipeline Contractual Joint Venture;

         - the expected potential significant effects of the construction of the West-East Pipeline Project in enhancing the value, economic efficiency and competitiveness of the Registrant;

         - the anticipated effects or benefits on the Registrant's businesses and operations as a result of the completion of the acquisition by the Registrant of the unlisted sales enterprises from China National Petroleum Corporation ("CNPC"), including without limitation:

                  -        improvement in profitability of the acquired assets;

                  - an increase in the Registrant's gross profit and total sales revenue; and

                  - improvement of the Registrant's sales and distribution network and increase in the Registrant's control over the market and overall resistance against market risks;

         - the plan to reinforce the Registrant's exploration and exploitation work, actively carry out the Registrant's strategy to stabilize oil production in eastern China, stabilize domestic crude oil production with increase, and make breakthroughs in exploration of overseas crude oil and natural gas resources; and

         - the future plans and prospects of the Registrant and the measures and steps to be taken by the Registrant as stated in the "Future Plans and Prospects" section of the Announcement and in the "Future Prospects" section of the Press Release.

         By their nature, forwarding statements involve risks and uncertainties because they relate to events and depend on circumstances that will occur in the future and are outside our control. The forward-looking statements contained in the Announcement and Press Release reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in these forward-looking statements as a result of a number of factors, including, without limitation:

                  -        fluctuations in crude oil and natural gas prices;

                  -        failure to achieve continued exploration success;

                  - failure or delay in completing the West-East Pipeline Project in whole or in part;

                  - failure or delay in achieving production from development projects;

                  -        continued availability of capital and financing;

                  -        general economic, market and business conditions;

                  -        the actions of competitors;

                  -        wars and acts of terrorism or sabotage;

                  -        changes in PRC policies, laws or regulations; and

                  -        other factors beyond the Registrant's control.

         You should not place undue reliance on any of these forward-looking statements.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         PetroChina Company Limited



Dated: April 1, 2003                     By: /s/ Li Huaiqi
                                            -----------------------------------
                                            Name:  Li Huaiqi
                                            Title: Company Secretary

                              [LOGO OF PETROCHINA]

                               [Name in Chinese]

                           PETROCHINA COMPANY LIMITED
               (a joint stock limited company incorporated in the People's Republic of China with limited liability)

       ANNOUNCEMENT OF ANNUAL RESULTS FOR THE YEAR ENDED DECEMBER 31, 2002

-------------------------------------------------------------------------------

                       - FINANCIAL AND BUSINESS SUMMARY -

Annual output of crude oil: 769.81 million barrels, representing an increase of 0.83% from 2001

Annual output of marketable natural gas: 605.0 billion cubic feet, representing an increase of 7.36% from 2001

Annual total output of oil and gas: 870.64 million barrels of oil equivalent, representing an increase of 1.54% from 2001

Consolidated turnover for 2002: RMB244,424 million, representing an increase of 1.29% from 2001

Consolidated net profit for 2002: RMB46,910 million, representing an increase of 3.17% from 2001

Basic and diluted earnings per share for 2002: RMB0.27, representing an increase of RMB0.01 from 2001

THE BOARD OF DIRECTORS RECOMMENDS A DISTRIBUTION OF A FINAL DIVIDEND FOR 2002 OF RMB0.069951 PER SHARE

-------------------------------------------------------------------------------

The board of directors (the "BOARD OF DIRECTORS") of PetroChina Company Limited (the "COMPANY") is pleased to announce that the audited consolidated results of the Company and its subsidiaries (the "GROUP") for the year ended December 31, 2002 prepared in accordance with International Financial Reporting Standards ("IFRS"), together with the operating results of 2001 for comparison, are as follows:

CONSOLIDATED PROFIT AND LOSS ACCOUNT

                                                                                                    2002                2001
                                                                                             -----------         -----------
                                                                               Note          RMB MILLION         RMB million
                                                                                             -----------         -----------
TURNOVER                                                                         2               244,424             241,320
                                                                                               ---------           ---------
OPERATING EXPENSES
      Purchases, services and other                                                              (71,690)            (78,529)
      Employee compensation costs                                                                (16,248)            (14,608)
      Exploration expenses, including exploratory dry holes                                       (8,095)             (7,344)
      Depreciation, depletion and amortisation                                                   (36,782)            (33,615)
      Selling, general and administrative expenses                                               (22,474)            (21,735)
      Employee separation costs and shut down of manufacturing assets                             (2,121)               (487)

                                                                                                    2002               2001
                                                                                             -----------        -----------
                                                                               Note          RMB MILLION        RMB million
                                                                                             -----------        -----------
      Taxes other than income taxes                                                              (14,613)           (13,951)
      Other (expense)/ income, net                                                                   (60)                88
                                                                                               ---------          ---------
TOTAL OPERATING EXPENSES                                                                        (172,083)          (170,181)
                                                                                               ---------          ---------
PROFIT FROM OPERATIONS                                                                            72,341             71,139
                                                                                               ---------          ---------
FINANCE COSTS
      Exchange gain                                                                                  133                390
      Exchange loss                                                                                 (449)              (140)
      Interest income                                                                                463                809
      Interest expense                                                                            (3,516)            (4,408)
                                                                                               ---------          ---------
TOTAL FINANCE COSTS                                                                               (3,369)            (3,349)
                                                                                               ---------          ---------
SHARE OF PROFIT OF ASSOCIATED COMPANIES                                                              268                341
                                                                                               ---------          ---------
PROFIT BEFORE TAXATION                                                           3                69,240             68,131
TAXATION                                                                         4               (22,231)           (23,066)
                                                                                               ---------          ---------
PROFIT BEFORE MINORITY INTERESTS                                                                  47,009             45,065
MINORITY INTERESTS                                                                                   (99)               404
                                                                                               ---------          ---------
NET PROFIT                                                                                        46,910             45,469
                                                                                               =========          =========
BASIC AND DILUTED EARNINGS PER SHARE (RMB)                                       5                  0.27               0.26
                                                                                               =========          =========

Notes:

1        BASIS OF PREPARATION

         The audited financial statements of the Group are prepared in accordance with IFRS.

         In accordance with the acquisition agreement between the Company and China National Petroleum Corporation ("CNPC" or "CNPC GROUP") dated September 26, 2002, the Company acquired from CNPC the assets, liabilities and interests related to CNPC's refined products sales enterprises comprising primarily of service stations and related facilities for RMB 3,200 million. The acquisition is a combination of entities under common control since the Company and the CNPC's refined products sales enterprises are under the common control of CNPC. As a result, the Company has accounted for the acquisition in a manner similar to a uniting of interests, whereby the assets and liabilities of the sales enterprises acquired are accounted for at historical cost to CNPC. The consolidated financial statements have been restated to give effect to the acquisition with all periods presented as if the operations of the Company and these sales enterprises have always been combined.

         The summarised results of operations and the financial position for the separate entities and on a consolidated basis as at and for the year ended December 31, 2001 are set out below:

                                                                       THE GROUP       SALES ENTERPRISES            CONSOLIDATED
                                                                     -----------       -----------------            ------------
                                                                     RMB million             RMB million             RMB million
                                                                     -----------       -----------------            ------------
         RESULTS OF OPERATIONS
         Turnover                                                        238,893                  12,354                 241,320
         Net profit/(loss)                                                46,808                  (1,339)                 45,469
         Basic and diluted earnings per share (RMB)                         0.27                   (0.01)                   0.26

         FINANCIAL POSITION
         Current assets                                                   86,412                     981                  86,017
         Total assets                                                    460,874                   3,167                 462,665
         Current liabilities                                              88,748                   5,595                  92,967
         Total liabilities                                               162,616                   5,683                 166,923
         Net assets/(liabilities)                                        293,122                  (2,516)                290,606

         The acquisition was negotiated and entered into on an arm's length basis and normal commercial terms. The consideration of the acquisition is RMB3,200 million, which was determined based on the results of a valuation by an independent valuer, which was filed with the Ministry of Finance of the PRC and based on the valuation reference date of March 31, 2002. According to the valuation report, the aggregate value of the assets acquired by the Company was RMB 9,780 million, the aggregate value of the liabilities was RMB5,847 million, and the net asset value was RMB3,933 million. The consideration for the acquisition was based on the above valued net asset value, after discounting by approximately 18.64% upon negotiations.

         After adjustment according to IFRS, the aggregate value of the assets acquired by the Company was RMB2,913 million, the aggregate value of the liabilities was RMB5,869 million, and the net liability was RMB2,956 million. The difference between the net asset value as valued and the net liability as adjusted according to IFRS was due to the requirement for transactions between enterprises under common control to be valued at their historical cost, which has resulted in land use rights not being able to be recognised at their appraised value. The land use rights held by such enterprises were previously allocated by the PRC government and thus have low historical costs. CNPC Group has been granted approval by the Ministry of Land and Resources and has obtained land use rights for authorised operations in respect of these lands and the approval to transfer these land use rights to the Company. After completion of the acquisition, these land use rights can be freely transferable by the Company to any third parties. The current valuation prepared by the independent valuer is a reflection of the current fair market value of these land use rights.

2        TURNOVER

         Turnover represents revenues from the sale of crude oil and natural gas, refined products and chemical products, and from the transportation of crude oil and natural gas. Analysis of turnover by segment is shown in Note 8.

3        PROFIT BEFORE TAXATION

                                                                                                          2002              2001
                                                                                                   -----------       -----------
                                                                                                   RMB MILLION       RMB million
                                                                                                   -----------       -----------
Profit before taxation is arrived at after
 crediting and charging of the following items:
CREDITING
Dividend income from available-for-sale
 investments                                                                                                60               123
Reversal of write down in inventories                                                                      264             1,188
Reversal of impairment of receivables                                                                      344               103
CHARGING
Amortisation on intangible and other assets                                                                676               537
Auditors' remuneration                                                                                      75                48
Cost of inventory (approximates cost of
 goods sold) recognised as expense                                                                     112,986           125,534
Depreciation on property, plant and
 equipment, including impairment provision
     -- owned assets                                                                                    36,079            33,056
     -- assets under finance leases                                                                         27                22
Impairment of investments                                                                                    4                34
Impairment of receivables                                                                                  628             1,450
Interest expense (note (a))                                                                              3,516             4,408
Loss on disposal of property, plant and equipment                                                          647               288
Operating lease rentals on land and buildings and equipment                                              2,942             2,928


Write down in inventories                                                                                  142               574
Transportation expenses                                                                                  8,328             7,351
Repair and maintenance                                                                                   5,060             4,334
Research and development expenditure                                                                     1,806             1,896

         Note (a) INTEREST EXPENSE

                                                                                                2002              2001
                                                                                         -----------       -----------
                                                                                         RMB MILLION       RMB million
                                                                                         -----------       -----------
                  Interest expense                                                            4,412             5,061
                  Less: Amounts capitalised                                                    (896)             (653)
                                                                                             ------            ------
                                                                                              3,516             4,408
                                                                                             ======            ======

4        TAXATION

                                                                                                     2002                2001
                                                                                              ------------        -----------
                                                                                              RMB MILLION         RMB million
                                                                                              ------------        -----------
         Income tax                                                                                19,289              19,166
         Deferred tax                                                                               2,897               3,861
         Share of tax of associated companies                                                          45                  39
                                                                                              ------------        -----------
                                                                                                   22,231              23,066
                                                                                              ============        ===========

         The tax on the Group's profit before taxation differs from the theoretical amount that would arise using the basic tax rate in the PRC applicable to the Group as follows:

                                                                                                   2002              2001
                                                                                            -----------       -----------
                                                                                            RMB MILLION       RMB million
                                                                                            -----------       -----------
         Profit before taxation                                                                 69,240            68,131
                                                                                               -------           -------
         Tax calculated at a tax rate of 33%                                                    22,849            22,483
         Prior year tax return adjustment                                                          618                --
         Effect of preferential tax rate                                                        (2,377)               --
         Income not subject to tax                                                                 (93)             (140)
         Expenses not deductible for tax purposes                                                1,234               723

                                                                                               -------           -------
              Tax charge                                                                        22,231            23,066
                                                                                               =======           =======

         In accordance with the relevant PRC income tax rules and regulations, the enacted PRC income tax rate applicable to the Group is principally 33% (2001: 33%). In order to encourage economic development of western China, the State promulgated certain preferential tax policies. In 2002, the Company obtained approvals from the local taxation authorities of such regions in relation to the preferential tax rate of reducing from 33% to 15%. The Company can enjoy such preferential treatment until 2010.

5        BASIC AND DILUTED EARNINGS PER SHARE

         Basic and diluted earnings per share for the year ended December 31, 2002 have been computed by dividing net profit by the number of 175.82 billion shares issued and outstanding for the year.

         Basic and diluted earnings per share for the year ended December 31, 2001 have been computed by dividing net profit by the number of 175.82 billion shares issued and outstanding for the year.

         There are no dilutive potential ordinary shares.

6        CHANGES IN SHAREHOLDERS' EQUITY

                                                                       SHARE        RETAINED
                                                                     CAPITAL        EARNINGS         RESERVES            TOTAL
                                                                ------------     -----------      -----------      -----------
                                                                 RMB million     RMB million      RMB million      RMB million
                                                                ------------     -----------      -----------      -----------
         Balance at January 1, 2001
         before adjusting for the
         acquisition of the sales
         enterprises                                                175,824          33,057           64,076          272,957

         Adjustment for the acquisition of
         the sales enterprises                                           --          (3,778)           2,467           (1,311)
                                                                   --------        --------         --------         --------
         Balance at January 1, 2001-
         adjusted for the
         acquisition of the
         sales enterprises                                          175,824          29,279           66,543          271,646

         Net profit for the year ended
         December 31, 2001                                               --          45,469               --           45,469
         Premium arising from issue of
         shares by an associated
         company                                                         --              --               56               56

         Transfer to reserves                                            --         (12,442)          12,442               --

         Final dividend for 2000(Note 7(i))                              --         (14,473)              --          (14,473)

         Interim dividend for 2001 (Note
         7(ii))                                                          --         (12,226)              --          (12,226)

         Contribution from CNPC to sales
         enterprises                                                     --              --              134              134
                                                                   --------        --------         --------         --------
         Balance at December 31, 2001                               175,824          35,607           79,175          290,606

         Net profit for the year ended
         December 31, 2002                                               --          46,910               --           46,910

         Transfer to reserves                                            --          (5,863)           5,863               --

         Final dividend for 2001 (Note
         7(iii))                                                         --          (8,839)              --           (8,839)

         Interim dividend for 2002 (Note
         7(iv))                                                          --          (8,811)              --           (8,811)
         Contribution from CNPC to sales
         enterprises                                                     --              --               10               10

         Payment to CNPC for acquisition
         of sales enterprises                                            --              --           (3,200)          (3,200)
                                                                   --------        --------         --------         --------
         Balance at December 31, 2002                               175,824          59,004           81,848          316,676
                                                                   ========        ========         ========         ========

7        DIVIDENDS

                                                                                 2002               2001
                                                                          -----------        -----------
                                                                          RMB MILLION        RMB million
                                                                          -----------        -----------
         Final dividend for 2000 (Note (i))                                        --             14,473
         Interim dividend for 2001 (Note (ii))                                     --             12,226
         Final dividend for 2001 (Note (iii))                                   8,839                 --
         Interim dividend for 2002 (Note (iv))                                  8,811                 --
                                                                              -------            -------
                                                                               17,650             26,699
                                                                              =======            =======

         (i) A final dividend in respect of 2000 of RMB 0.082315 per share amounting to a total of RMB 14,473 million was paid on June 22, 2001, and was accounted for in shareholders' equity as an appropriation of retained earnings in the year ended December 31, 2001.

         (ii) An interim dividend in respect of 2001 of RMB 0.069535 per share amounting to RMB 12,226 million was paid on October 8, 2001 and was accounted for in shareholders' equity as an appropriation of retained earnings in the year ended December 31, 2001.

         (iii) A final dividend in respect of 2001 of RMB 0.050272 per share amounting to a total of RMB 8,839 million was paid on June 21, 2002, and was accounted for in shareholders' equity as an appropriation of retained earnings in the year ended December 31, 2002.

         (iv) As authorised by shareholders in the Annual General Meeting on June 6, 2002, the Board of Directors, in a meeting held on August 29, 2002, resolved to distribute an interim dividend in respect of 2002 of RMB 0.050113 per share amounting to a total of RMB 8,811 million. The interim dividend was paid on October 8, 2002, and was accounted for in shareholders' equity as an appropriation of retained earnings in the year ended December 31, 2002.

         (v) At the meeting on March 31, 2003, the Board of Directors proposed a final dividend in respect of 2002 of RMB 0.069951 per share amounting to a total of RMB12,299 million. These financial statements do not reflect this dividend payable, which will be accounted for in shareholders' equity as a reduction of retained earnings in the year ended December 31, 2003.

8        SEGMENT INFORMATION

         The Group is engaged in a broad range of petroleum related activities through its four major business segments: Exploration and Production, Refining and Marketing, Chemicals and Marketing and Natural Gas and Pipeline.

         The Exploration and Production segment is engaged in the exploration, development, production and sale of crude oil and natural gas.

         The Refining and Marketing segment is engaged in the refining, transportation, storage and marketing of crude oil and petroleum products.

         The Chemicals and Marketing segment is engaged in the production and sale of basic petrochemical products, derivative chemical products, and other chemical products.

         The Natural Gas and Pipeline segment is engaged in the transmission of natural gas and crude oil, and the sale of natural gas.

         In addition to these four major business segments, the "others" segment engages in research and development, and the provision of other business services to other business segments of the Group, including assets, income and expenses relating to cash management, financing activities and the corporate centre.

         Substantially all assets and operations of the Group are located in the PRC. Different districts in the PRC are considered to be in one economic environment with similar risks and returns. In addition to the operations in the PRC, the Group had acquired all the interest in Devon Energy Indonesia Ltd. ("DEVON"), a company engaging in exploration and production of crude oil and natural gas in Indonesia.

         Operating segment information for the years ended December 31, 2001 and 2002 is presented below:

         PRIMARY REPORTING FORMAT - BUSINESS SEGMENTS

         2002                                EXPLORATION      REFINING      CHEMICALS    NATURAL GAS
                                                     AND           AND            AND            AND
                                              PRODUCTION     MARKETING      MARKETING       PIPELINE           OTHER         TOTAL
                                             -----------   -----------    -----------    ------------    -----------   -----------
                                             RMB million   RMB million    RMB million     RMB million    RMB million   RMB million
                                             -----------   -----------    -----------    ------------    -----------   -----------
         Sales and other operating               147,308       174,621         29,661          12,733             --       364,323
           revenues (including intersegment)
         Less: Intersegment sales               (106,266)       (9,988)        (1,093)         (2,552)            --      (119,899)
                                             -----------   -----------    -----------    ------------    -----------   -----------
         Total sales and other operating
           revenues from external customers       41,042       164,633         28,568          10,181             --       244,424
                                             ===========   ===========    ===========    ============    ===========   ===========
         Profit/(loss) from operations            72,139         2,818         (3,162)          1,552         (1,006)       72,341
                                             ===========   ===========    ===========    ============    ===========   ===========

                                             EXPLORATION       REFINING       CHEMICALS     NATURAL GAS
                                                     AND            AND             AND             AND
         2001                                 PRODUCTION      MARKETING       MARKETING        PIPELINE        OTHER         TOTAL
                                             -----------    -----------    ------------   -------------  -----------   -----------
                                             RMB million    RMB million     RMB million     RMB million  RMB million   RMB million
                                             -----------    -----------    ------------   -------------  -----------   -----------
         Sales and other operating               148,277        171,961          31,776          11,321           --       363,335
           revenues (including intersegment)
         Less: Intersegment sales               (110,738)        (8,436)           (462)         (2,379)          --      (122,015)
                                               ---------       --------         -------         -------         ----     ---------
         Total sales and other operating          37,539        163,525          31,314           8,942           --       241,320
           revenues from external customers
                                               =========       ========         =======         =======        =====     =========
         Profit/(loss) from operations            76,932         (3,324)         (2,374)            722         (817)       71,139
                                               =========       ========         =======         =======        =====     =========

         SECONDARY REPORTING FORMAT - GEOGRAPHICAL SEGMENTS

                                                                            TURNOVER              TOTAL            CAPITAL
         2002                                                                                    ASSETS        EXPENDITURE
                                                                         ------------       ------------       ------------
                                                                         RMB million        RMB million        RMB million
                                                                         ------------       ------------       ------------
         PRC                                                                 243,792            480,873             71,774

         Others (Exploration and
         Production)                                                             632              2,276              1,952
                                                                             -------           --------            -------

                                                                             244,424            483,149             73,726
                                                                            ========           ========            =======

9        SIGNIFICANT DIFFERENCES BETWEEN IFRS AND US GAAP

         The consolidated financial statements attached to this Announcement of Results have been prepared in accordance with IFRS, which may differ in certain material respects from US GAAP. Such differences involve methods for measuring the amounts shown in the financial statements, as well as additional disclosures required by US GAAP.

         Effect on net income of significant differences between IFRS and US GAAP is as follows:

                                                                                                   2002                2001
                                                                                            ------------        -----------
                                                                                            RMB MILLION         RMB million
                                                                                            ------------        -----------
         Net income under IFRS                                                                   46,910              45,469
         US GAAP adjustments:
               Depreciation charges on fixed assets revaluation gain                              8,157               8,305
               Depreciation charges on fixed assets revaluation loss                               (112)               (112)
               Loss on disposal of fixed assets                                                     224                  53
               Income tax effect                                                                 (2,729)             (2,721)
               Minority interests                                                                   (60)                (60)
               One-time remedial payments for staff housing                                      (2,553)                 --
                                                                                                -------             -------
         Net income under US GAAP                                                                49,837              50,934
                                                                                                =======             =======
         Basic and diluted earnings per share                                                      0.28                0.29
                                                                                                =======             =======

         Effect on shareholders' equity of significant differences between IFRS and US GAAP is as follows:

                                                                                                          2002                2001
                                                                                                   -----------        ------------
                                                                                                   RMB MILLION         RMB million
                                                                                                   -----------        ------------
         Shareholders' equity under IFRS                                                               316,676             290,606
         US GAAP adjustments:
               Reversal of fixed assets revaluation gain                                               (80,549)            (80,549)
               Depreciation charges on fixed assets revaluation gain                                    29,220              21,063
               Reversal of fixed assets revaluation loss                                                 1,122               1,122
               Depreciation charges on fixed assets revaluation loss                                      (336)               (224)
               Loss on disposal of fixed assets                                                            340                 116
               Deferred tax assets on revaluation                                                       16,567              19,296
               Minority interests                                                                          424                 484

                                                                                                          2002                2001
                                                                                                   -----------        ------------
                                                                                                   RMB MILLION         RMB million
                                                                                                   -----------        ------------

               Effect on the retained earnings from the one-time remedial payments for
                 staff housing borne by the state shareholder of the Company                            (2,553)                 --
               Effect on the other reserves of the shareholders' equity from the one-time remedial payments for staff housing borne by the state
                 shareholder of the Company                                                              2,553                  --
                                                                                                   -----------        ------------
         Shareholders' equity under US GAAP                                                            283,464             251,914
                                                                                                   ===========        ============

         In preparing the summary of differences between IFRS and US GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the estimates of revenues and expenses. Accounting estimates have been employed by the management in these financial statements to determine reported amounts, including realisability, useful lives of tangible and intangible assets, income taxes and other areas. Actual results could differ from those estimates.

         A summary of the principal differences and additional disclosures applicable to the Group is set out below:

         (a)      REVALUATION OF FIXED ASSETS

                  The fixed assets, excluding oil and gas reserves, transferred to the Company by CNPC were appraised as of June 30, 1999, as required by the relevant PRC regulations, by a firm of independent valuers registered in the PRC. The revaluation of the fixed assets transferred resulted in RMB80,549 million in excess of the prior carrying value and a revaluation loss of RMB1,122 million on certain fixed asset items. The depreciation charge on the revaluation surplus from January 1, 2001 to December 31, 2001 were 8,305 million, and from January 1, 2002 to December 31, 2002 was RMB8,157 million.

                  For the purposes of reconciling to the US GAAP financial data, the effect of the revaluation and the related depreciation charges is reversed. A deferred tax asset relating to the reversal of the revaluation effect is established, together with a corresponding increase in the shareholders' equity. Under a special approval granted by the Ministry of Finance, the effect of the revaluation is available as additional depreciation base for purposes of determining taxable income.

         (b)      RELATED PARTY TRANSACTIONS

                  The Group has disclosed transactions with significant customers in the note 35 and transactions and balances with its immediate parent, CNPC, and related companies in the notes 19, 20, 24, 25 and 36 to its 2002 consolidated financial statements (the "REPORT") will be published on the website of The Stock Exchange of Hong Kong Limited (the "HKSE") (website: http://www.hkex.com.hk). CNPC is owned by the PRC government, which also owns a significant portion of the productive assets in the PRC. IFRS exempts state-controlled enterprises from disclosing transactions with other state-controlled enterprises. IFRS also excludes from related parties government departments and agencies to the extent that such dealings are in the normal course of business. US GAAP contains no similar exemptions but requires disclosure of material related party transactions. The Group believes that it has provided meaningful disclosures of related party transactions through the major customers disclosures in the note 35 and the transactions with the CNPC Group disclosed in the note 36. Although the majority of the Group's activities are with PRC government authorities and affiliates and other state-controlled enterprises, none individually constitutes a major customer or supplier of the Group other than those disclosed.

         (c)      ONE-TIME REMEDIAL PAYMENTS FOR STAFF HOUSING

                  Under regulations issued by the Ministry of Finance of the PRC in 2000 and in January 2001, certain employees of the Group who joined the workforce prior to December 31, 1998 and have housing conditions below local standards are to be reimbursed for such differentials. These one-time remedial payments are to be borne by the state-owner of the Company, CNPC. Under IFRS, such direct payments to employees or reimbursements will not be recorded through the consolidated income statement of the Group. US GAAP contains no such exemption but requires this principal shareholder's action on behalf of the Company to be recorded in the consolidated income statement. During the year ended December 31, 2002, the Group and CNPC completed the process of estimating the amount that are payable to qualified employees of the Group. This amount, RMB2,553 million, has been reflected in determining net income of the Group for the year ended December 31, 2002, under US GAAP. Since this amount is to be borne by CNPC, a corresponding amount has been included as an addition to the other reserves in the shareholders' equity of the Group.

         (d)      RECENT US ACCOUNTING PRONOUNCEMENTS

                  In August 2001, Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 143 (FAS 143), "Accounting for Asset Retirement Obligations". FAS143 establishes accounting standards for recognition and measurement of a liability for an asset retirement obligation and the associated asset retirement cost. FAS143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Group is evaluating the effect of adoption of FAS 143.

                  In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" (FAS 146). This Standard requires companies to recognise costs associated with exit or disposal activities when they are incurred rather than at the date of commitment to an exit or disposal plan. Examples of costs covered by the Standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operations, plant closing, or other exit or disposal activity. Previous accounting guidance was provided by EITF Issue No. 94-3, "Liability Recognition for Certain Costs, Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". SFAS No. 146 replaces EITF 94-3 and is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The Group will comply with FAS 146 beginning in 2003.

                  FASB issued Interpretation FIN 45, "Guarantor - Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others", in November 2002. FIN 45 elaborates on the disclosures to be made by a guarantor about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognise, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions under FIN 45 are applicable prospectively to guarantees issued or modified after December 31, 2002. The adoption of disclosure requirements that are effective for the year ended December 31, 2002, did not have a material effect on the consolidated financial statements of the Group.

                  Issued in January 2003, FIN 46, "Consolidation of Variable Interest Entities", provides guidance on the identification of and financial reporting for entities over which control is achieved through means other than voting rights. This Interpretation requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. The Interpretation applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. The Company has not yet completed its assessment of the accounting effects from this new accounting interpretation upon adoption.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

In reviewing the following discussion, please also refer to the Group's consolidated financial statements and their notes contained in the information required by paragraphs 45(1) to 45(3) (inclusive) of Appendix 16 of the Rules Governing the Listing of Securities on the HKSE and to be submitted to the HKSE by the Company and published on the website of the HKSE (website:
http://www.hkex.com.hk) on or before April 30, 2003.

OVERVIEW

For the twelve months ended December 31, 2002, profit before taxation of the Group was RMB69,240 million, representing an increase of 1.63% compared with the corresponding period in the previous year. Net profit was RMB46,910 million, representing an increase of 3.17% compared with the corresponding period in the previous year. The increase in the Group's profitability was primarily attributed to the increase in the sales volume of crude oil, major refined products and natural gas, the rise in the price of natural gas and the increase in the gross profit from the sale of refining and natural gas. Profits were primarily derived from the sale of crude oil from the Group's exploration and production segment.

Basic and diluted earnings per share of the Company for the twelve months ended December 31, 2002 were RMB0.27.

TWELVE MONTHS ENDED DECEMBER 31, 2002 COMPARED WITH TWELVE MONTHS ENDED DECEMBER 31, 2001

Consolidated Operating Results

Turnover Turnover increased 1.29% from RMB241,320 million for the twelve months ended December 31, 2001 to RMB244,424 million for the twelve months ended December 31, 2002. This increase was due primarily to the increases in sales volume of products such as crude oil, natural gas, gasoline and diesel and the rise in the comprehensive selling price of natural gas.

Operating Expenses Operating expenses increased 1.12% from RMB170,181 million for the twelve months ended December 31, 2001 to RMB172,083 million for the twelve months ended December 31, 2002. This increase was due primarily to the increases in exploration expenses, expenses for shutting down of manufacturing assets, employee compensation costs and depreciation, depletion and amortisation, which, however, was offset in part by the decrease in purchases, services and other expenses and the decrease in various costs resulting from enhancement of management.

Purchases, Services and Other Expenses Purchases, services and other expenses decreased 8.71% from RMB78,529 million for the twelve months ended December 31, 2001 to RMB71,690 million for the twelve months ended December 31, 2002. This decrease was due primarily to the decrease in the cost of refined products raw materials as a result of a decline in the price of crude oil and the decrease in the cost for purchase of chemicals raw materials as a result of a decline in the price of chemicals raw materials.

Employee Compensation Costs Employee compensation costs increased 11.23% from RMB14,608 million for the twelve months ended December 31, 2001 to RMB16,248 million for the twelve months ended December 31, 2002. This increase was due primarily to the increase in bonuses for cost reduction and for exceeding the production targets set for the exploration and production segment and the increase in the employee compensation costs as a result of increased labour costs for the expansion of the selling and retailing network for the refining and marketing segment.

Depreciation, Depletion and Amortisation Depreciation, depletion and amortisation increased 9.42% from RMB33,615 million for the twelve months ended December 31, 2001 to RMB36,782 million for the twelve months ended December 31, 2002. This increase was due primarily to the increase in current depreciation, depletion and amortisation expenses resulting from the newly added asset as investment completed and impairment provision for the chemicals and marketing segment and the refining and marketing segment.

Selling, General and Administrative Expenses Selling, general and administrative expenses increased 3.40% from RMB21,735 million for the twelve months ended December 31, 2001 to RMB22,474 million for the twelve months ended December 31, 2002. The increase was due primarily to the higher transportation costs resulting from an increased sales volume in refined products and to the increased selling, general and administrative expenses resulting from increases in maintenance expenses resulting from the Group's in upgrading its service stations.

Employee Separation Costs and Shut Down of Manufacturing Assets Employee separation costs and the costs for shutting down of manufacturing assets for the twelve months ended December 31, 2001, comprised only the employee separation costs of RMB487 million. The Company did not lay off any employee in the twelve months ended December 31, 2002 but did shut down some installations of the refining and marketing segment and the chemicals and marketing segment, thereby employee separation costs and the costs for shutting down of manufacturing assets, comprised only the costs for shutting down of manufacturing assets of RMB2,121 million.

Taxes Other than Income Taxes Taxes other than income taxes increased 4.75% from RMB13,951 million for the twelve months ended December 31, 2001 to RMB14,613 million for the twelve months ended December 31, 2002. This increase was due primarily to an increase in consumption tax resulting from an increased sales volume of gasoline and diesel and to an increase in urban construction and education surcharges as a result of increases in VAT and consumption tax.

Profit From Operations Profit from operations increased 1.69% from RMB71,139 million for the twelve months ended December 31, 2001 to RMB72,341 million for the twelve months ended December 31, 2002.

Net Exchange Gain/(Loss) Net exchange gain/loss decreased from a net gain of RMB250 million for the twelve months ended December 31, 2001 to a net loss of RMB316 million for the twelve months ended December 31, 2002. This decrease was due primarily to the increase in exchange rate loss for borrowings in foreign currencies as a result of a relatively huge appreciation of foreign exchange rates, such as for Japanese Yen, British Sterling and Euro.

Net Interest Expense Net interest expense decreased 15.17% from RMB3,599 million for the twelve months ended December 31, 2001 to RMB3,053 million for the twelve months ended December 31, 2002. This decrease was due primarily to the decline of market interest rate as well as the decrease in the average balance of debts.

Profit Before Taxation Profit before taxation increased 1.63% from RMB68,131 million for the twelve months ended December 31, 2001 to RMB69,240 million for the twelve months ended December 31, 2002.

Taxation Taxation decreased 3.62% from RMB23,066 million for the twelve months ended December 31, 2001 to RMB22,231 million for the twelve months ended December 31, 2002. This decrease was due primarily to the tax reductions enjoyed by the Group under the preferential tax treatment policy promulgated by the State in order to encourage development of western China's economy which, however, was offset in part by the increase in expenses other than tax deductible expenses and the tax settlement for previous years.

Net Profit Net profit increased 3.17% from RMB45,469 million for the twelve months ended December 31, 2001 to RMB46,910 million for the twelve months ended December 31, 2002.

SEGMENT INFORMATION

THE GROUP IS ENGAGED IN A BROAD RANGE OF PETROLEUM AND RELATED ACTIVITIES THROUGH ITS FOUR MAJOR BUSINESS SEGMENTS: THE EXPLORATION AND PRODUCTION SEGMENT, THE REFINING AND MARKETING SEGMENT, THE CHEMICALS AND MARKETING SEGMENT, AND THE NATURAL GAS AND PIPELINE SEGMENT.

EXPLORATION AND PRODUCTION

THE EXPLORATION AND PRODUCTION SEGMENT IS ENGAGED IN THE EXPLORATION, DEVELOPMENT, PRODUCTION AND SALE OF CRUDE OIL AND NATURAL GAS.

Turnover Turnover decreased 0.65% from RMB148,277 million for the twelve months ended December 31, 2001 to RMB147,308 million for the twelve months ended December 31, 2002. This decrease was due primarily to a direct linkage between the Company's crude oil prices and the international oil prices and the effect of delay of the prices of domestic crude oil in reflecting the international market. The average realised selling price of the Company's crude oil decreased 4.79% from US$23.61 per barrel for the year 2001 to US$22.48 per barrel for the year 2002. The decrease in the average realised selling price was offset in part by the increase in sales revenue resulting from the inclusion into this segment of the small refineries in Tarim, Changqing and Xinan oil/gas fields.

Intersegment sales decreased 4.04% from RMB110,738 million for the twelve months ended December 31, 2001 to RMB106,266 million for the twelve months ended December 31, 2002. This decrease was due primarily to a decline in the price and the sales volume in which crude oil was sold to other business segments.

Operating Expenses Operating expenses increased 5.36% from RMB71,345 million for the twelve months ended December 31, 2001 to RMB75,169 million for the twelve months ended December 31, 2002. This increase was due primarily to an increase in purchases, services and other expenses and in exploration expenses as a result of the inclusion of the small refineries in Tarim, Changqing and Xinan oil/gas fields into this segment for administrative convenience in 2002 and to an increase in the employee compensation costs as a result of increase in bonuses for cost reduction and for exceeding the production targets.

Profit From Operations Profit from operations decreased 6.23% from RMB76,932 million for the twelve months ended December 31, 2001 to RMB72,139 million for the twelve months ended December 31, 2002.

REFINING AND MARKETING

THE REFINING AND MARKETING SEGMENT IS ENGAGED IN THE REFINING, TRANSPORTATION, STORAGE AND SALE OF CRUDE OIL AND PETROLEUM PRODUCTS.

Turnover Turnover increased 1.55% from RMB171,961 million for the twelve months ended December 31, 2001 to RMB174,621 million for the twelve months ended December 31, 2002. This increase was due primarily to an increase in the sales volume of principal refined products such as gasoline, diesel and lubricant oil.

Sales revenue from gasoline increased 3.73% from RMB47,079 million for the twelve months ended December 31, 2001 to RMB48,834 million for the twelve months ended December 31, 2002. This increase was due primarily to an increase of 4.57% in the sales volume of gasoline from 18.17 million tons for the twelve months ended December 31, 2001 to 19.00 million tons for the twelve months ended December 31, 2002. The average realised selling price of gasoline decreased 0.81% from RMB2,591 per ton for the twelve months ended December 31, 2001 to RMB2,570 per ton for the twelve months ended December 31, 2002.

Sales revenue from diesel increased 3.33% from RMB76,534 million for the twelve months ended December 31, 2001 to RMB79,081 million for the twelve months ended December 31, 2002. This increase was due primarily to an increase of 5.13% in the sales volume of diesel from 31.55 million tons for the twelve months ended December 31, 2001 to 33.17 million tons for the twelve months ended December 31, 2002. The average realised selling price of diesel decreased 1.73%, from RMB2,426 per ton in the twelve months ended December 31, 2001 to RMB2,384 per ton for the twelve months ended December 31, 2002.

Sales revenue from kerosene decreased 12.64% from RMB4,423 million for the twelve months ended December 31, 2001 to RMB3,864 million for the twelve months ended December 31, 2002. This decrease was due primarily to a decrease of 2.59% in sales volume of kerosene from 1.93 million tons for the twelve months ended December 31, 2001 to 1.88 million tons for the twelve months ended December 31, 2002. The average realised selling price of kerosene decreased 10.48%, from RMB2,290 per ton in the twelve months ended December 31, 2001 to RMB2,050 per ton for the twelve months ended December 31, 2002.

Intersegment sales revenue increased 18.40% from RMB8,436 million for the twelve months ended December 31, 2001 to RMB9,988 million for the twelve months ended December 31, 2002. This increase was due primarily to an increase in the sales volume of naphtha and liquefied gas to other segments.

Operating Expenses Operating expenses decreased 1.99% from RMB175,285 million for the twelve months ended December 31, 2001 to RMB171,803 million for the twelve months ended December 31, 2002. This decrease was due primarily to the decline of purchase prices for raw materials, decrease in processing volume as a result of exclusion of the small refineries in Tarim, Changqing and Xinan oil/gas fields from this segment for administrative convenience in this year and the decline of processing loss and maintenance expenses arising from management improvement in respect of production, operations and equipment management, actively carrying forward of technical renovation and implementation of energy-saving measures for installations.

Profit/(Loss) From Operations Profit/(Loss) from operations increased from a loss of RMB3,324 million for the twelve months ended December 31, 2001 to a gain of RMB2,818 million for the twelve months ended December 31, 2002.

CHEMICALS AND MARKETING

THE CHEMICALS AND MARKETING SEGMENT IS ENGAGED IN THE PRODUCTION AND SALE OF BASIC PETROCHEMICAL PRODUCTS, DERIVATIVE CHEMICAL PRODUCTS AND OTHER CHEMICAL PRODUCTS.

Turnover Turnover decreased 6.66% from RMB31,776 million for the twelve months ended December 31, 2001 to RMB29,661 million for the twelve months ended December 31, 2002. This decrease was due primarily to a decrease in the sales volume of chemical products.

Operating Expenses Operating expenses decreased 3.89% from RMB34,150 million for the twelve months ended December 31, 2001 to RMB32,823 million for the twelve months ended December 31, 2002. This decrease was due primarily to a decrease in purchases, services and other expenses as a result of the decrease in sales volume and the fact that the segment gave first priority to making key enterprises profitable, enhanced management, tapped potentials and improved efficiency, and strictly controlled and reduced various expenses and due to a decrease in selling and administrative expenses as a result of reasons such as decrease in the provision for impairment of receivables compared to last year.

Profit/(Loss) From Operations Profit/(Loss) from operations increased from a loss of RMB2,374 million for the twelve months ended December 31, 2001 to a loss of RMB3,162 million for the twelve months ended December 31, 2002.

NATURAL GAS AND PIPELINE

THE NATURAL GAS AND PIPELINE SEGMENT IS ENGAGED IN THE TRANSMISSION OF CRUDE OIL AND NATURAL GAS, AND THE SALE OF NATURAL GAS.

Turnover Turnover increased 12.47% from RMB11,321 million for the twelve months ended December 31, 2001 to RMB12,733 million for the twelve months ended December 31, 2002. This increase was due primarily to an increase in the national price of natural gas and an increase in the comprehensive selling price and the sales volume of the Group's natural gas as a result of the Group's effort in optimising the gas selling structure.

Operating Expenses Operating expenses increased 5.49% from RMB10,599 million for the twelve months ended December 31, 2001 to RMB11,181 million for the twelve months ended December 31, 2002. This increase was due primarily to an increase in the costs for purchasing natural gas resulting from an increase in the sales volume of natural gas.

Profit From Operations Profit from operations increased 114.96% from RMB722 million for the twelve months ended December 31, 2001 to RMB1,552 million for the twelve months ended December 31, 2002.

LIQUIDITY AND CAPITAL RESOURCES

As at December 31, 2002, the Group's primary sources of funding were cash generated from operating activities, short-term and long-term borrowings, and cash and cash equivalents. The Group's funds were primarily used for capital expenditures, repayment of short-term and long-term borrowings, and distributions of dividends to shareholders.

As at December 31, 2002, short-term borrowings comprised approximately 5.12% of our available capital as compared with approximately 6.55% as at December 31, 2001. Our ability to obtain adequate financing to satisfy our capital expenditures and debt repayment requirements may be limited by our financial condition and the results of operations, and by the liquidity of the international and domestic capital markets. In addition, prior to accessing the international capital markets, we must obtain approvals from various PRC government authorities. In general, we must obtain PRC government approvals for any project involving significant capital investment relating to our refining and marketing, chemicals and marketing, and natural gas and pipeline segments.

We plan to fund capital and related investments primarily with the cash generated from operating activities, short-term and long-term borrowings, and cash and cash equivalents. Net cash generated from operating activities for the twelve months ended December 31, 2002 was RMB98,341 million. As at December 31, 2002, we had cash and cash equivalents of RMB9,977 million. Cash and cash equivalents were primarily denominated in Renminbi.

In the opinion of the management, our working capital is sufficient for meeting the present requirements for our investments and operations.

The table below sets forth our cash flows for each of the twelve months ended December 31, 2001 and 2002 and our cash equivalents at the end of each period.

                                                                 AS AT DECEMBER 31,
                                                           -----------------------------
                                                                  2002              2001
                                                           -----------       -----------
                                                           RMB MILLION       RMB million
                                                           -----------       -----------
Net cash from operating activities                              98,341            84,439
Net cash used for investing activities                         (71,662)          (61,491)
Net cash used for financing activities                         (27,829)          (29,906)
Cash and cash equivalents at the end of year                     9,977            11,127

CASH GENERATED BY OPERATING ACTIVITIES

Our net cash generated by our operating activities increased from RMB84,439 million for the twelve months ended December 31, 2001 to RMB98,341 million for the twelve months ended December 31, 2002. This increase was due primarily to the increase in the turnover and operating profit of the Company and a significant amount of cash inflow to working capital resulting from a shortened collection period of receivables imposed by the Company.

As at December 31, 2001, we had a working capital deficit of RMB6,950 million. As at December 31, 2002, we had a working capital deficit of RMB14,189 million. This deficit was due primarily to the reduction rate of the Company's current assets was higher than the reduction rate of the Company's current liabilities. As the Company increased its effort in the collection and handling of receivables, the accounts receivables and other receivables were reduced, thereby reducing our current assets. The reduction of current liabilities was due primarily to our continuous effort in strengthening the centralised management of funds and debts and to reduce the current liabilities by repaying parts of short-term borrowings with the cash flow generated by operating activities of the Company.

CASH PROVIDED BY (OR USED FOR) FINANCING ACTIVITIES

Our net borrowings as at December 31, 2001 and December 31, 2002 were as follows:

                                                                                    AS AT DECEMBER 31,
                                                                               ----------------------------
                                                                                      2002             2001
                                                                               -----------      -----------
                                                                               RMB MILLION      RMB million
                                                                               -----------      -----------
Short-term borrowings (including current portion of
  long-term borrowings)                                                             20,633           25,323
Long-term borrowings                                                                60,655           65,546
                                                                                   -------          -------
Total borrowings                                                                    81,288           90,869
                                                                                   =======          =======
Less:
      Cash and cash equivalents                                                      9,977           11,127
      Time deposits with maturities over three months                                2,612            3,253
      Receivables under  resale agreements                                           9,786           11,505
                                                                                   -------          -------
      Net debt                                                                      58,913           64,984
                                                                                   -------          -------

The maturity profile of long-term borrowings of the Group is as follows:

                                                                                PRINCIPAL AS
                                                                           AT DECEMBER 31, 2002
                                                                                RMB MILLION
                                                                           --------------------
To be repaid within one year                                                          6,209
To be repaid within one to two years                                                 19,580
To be repaid within two to five years                                                31,974
To be repaid after five years                                                         9,101
                                                                                    -------
                                                                                     66,864
                                                                                    =======

Of the total debts of the Group as at December 31, 2002, approximately 29.59% were fixed-rate loans and 70.41% were floating-rate loans. Of the total debts as at December 31, 2002, approximately 80.96% were denominated in Renminbi, approximately 15.96% were denominated in United States Dollar, approximately 1.63% were denominated in British Sterling, approximately 0.89% were denominated in Japanese Yen and approximately 0.56% were denominated in Euro.

As at December 31, 2001 and December 31, 2002, the amount of short-term borrowings owed to related parties were RMB1,268 million and RMB570 million, respectively. As at December 31, 2001 and December 31, 2002, the amount of long-term borrowings owed to related parties were RMB20,753 million and RMB24,132 million, respectively.

As at December 31, 2002, the major part of our debts owed to the related parties includes short-term and long-term borrowings owed to China Petroleum Finance Company Limited, which are RMB570 million and RMB24,132 million, respectively.

Our net cash used for financing activities for the twelve months ended December 31, 2002 showed a decrease of 6.95% compared with the twelve months ended December 31, 2001. This decrease primarily resulted from the following:

- an increase in new short-term loans leading to an increase of RMB3,779 million in cash inflow;

- a decrease in the repayment of short-term loans leading to a decrease of RMB1,852 million in cash outflow;

- a decrease in the distribution of dividends leading to a decrease of RMB9,049 million in cash outflow;

Such decrease was offset by the following:

- an increase in the repayment of long-term loans leading to an increase of RMB252 million in cash outflow;

- a decrease in new long-term loans leading to a decrease of RMB11,370 million in cash inflow;

- a sum of RMB430 million paid in 2002 for acquisition of refined products sales enterprises of the CNPC Group (no such outflow in 2001) leading to an increase of RMB430 million in cash outflow.

As at December 31, 2002, RMB398 million worth of loans made to the Group (RMB1,357 million in 2001) were secured loans (finance lease and bank loans), of which RMB276 million worth of the bank loans (RMB1,131 million in 2001) were secured by plants and equipment of the Group worth RMB426 million (RMB1,024 million in 2001). Given that title to the leased property will be transferred to the lessor in the event of default, debts incurred by way of finance lease are in fact secured debts. As at December 31, 2002, the debts incurred by the Group by way of finance lease amounted to RMB122 million (RMB226 million in 2001). The net book value of the properties, plants and equipment under finance lease was RMB399 million (RMB428 million in 2001).

The debt to equity ratio (debt to equity ratio = interest-bearing debts/(interest-bearing debts + shareholder's equity)) as at December 31, 2002 was 20.43% (23.82% as at December 31, 2001).

CAPITAL EXPENDITURES

The table below sets forth our capital expenditures by business segments for each of the twelve months ended December 31, 2001 and December 31, 2002. Capital expenditures increased 19.78% from RMB61,549 million for the twelve months ended December 31, 2001 to RMB73,726 million for the twelve months ended December 31, 2002. The increase was due primarily to an increase of RMB7,985 million in capital expenditure of the Company for the West-East Gas Pipeline Project (the "PROJECT"), the construction of which has fully commenced, an increase of RMB1,952 million in capital expenditure for expanding the Company's overseas oil exploration and development business and an increase in capital expenditure for investment in domestic exploration of oil and gas.

                                                                     AS AT DECEMBER 31,
                                      -------------------------------------------------------------------------------------------
                                                  2002                          2001                     2003 (estimated value)
                                      ---------------------------       -------------------------      --------------------------
                                      RMB MILLION               %       RMB million             %      RMB million              %
                                      -----------           -----       -----------         -----      -----------          -----
Exploration and production               46,078*             62.5        41,193*             66.9        44,280*             57.4
Refining and marketing                   11,327              15.4        11,416              18.5         9,463              12.3

                                                                     AS AT DECEMBER 31,
                                      -------------------------------------------------------------------------------------------
                                                  2002                          2001                     2003 (estimated value)
                                      ---------------------------       -------------------------      --------------------------
                                      RMB MILLION               %       RMB million             %      RMB million              %
                                      -----------           -----       -----------         -----      -----------          -----
Chemicals and marketing                   3,175               4.3         4,062               6.6         5,737               7.4
Natural gas and pipeline                 13,013              17.6         4,557               7.5        17,000              22.1
Others                                      133               0.2           321               0.5           600               0.8
                                         ------             -----        ------             -----        ------             -----
Total                                    73,726             100.0        61,549             100.0        77,080               100
                                         ======             =====        ======             =====        ======             =====

*Note: If the investments relating to geological and geophysical exploration costs were included, the capital expenditures and investments for the exploration and production segment for the years 2001 and 2002 and the estimated capital expenditures and investments for 2003 would be RMB45,115 million, RMB50,646 million and RMB49,100 million, respectively.

Exploration and Production

The majority of our capital expenditures and investments relates to the exploration and production segment. Capital expenditures for exploration and production segment for the twelve months ended December 31, 2002 totalled RMB46,078 million, including RMB6,136 million for exploration activities and RMB35,558 million for development activities. Capital expenditures for the twelve months ended December 31, 2001 totalled RMB41,193 million, including RMB6,239 million for exploration activities and RMB29,444 million for development activities. The increase in our capital expenditures from the twelve months ended December 31, 2001 to the twelve months ended December 31, 2002 was due primarily to increases in capital expenditures for expanding the Group's overseas exploration and development business and for upstream development projects in relation to the Project and increases in expenses for development activities resulting from an appropriate increase in the crude oil production capacity under high oil price.

We anticipate that for the year ending December 31, 2003, capital expenditures and investments will be RMB49,100 million for the exploration and production segment of the Group, of which RMB44,280 million will be capital expenditures. Approximately RMB7,609 million of the capital expenditures is expected to be used for exploration activities for oil and gas and approximately RMB34,371 million for development activities for oil and gas. We plan to focus our gas exploration in Tarim Basin and our oil exploration in Ordos Basin, Junggar Basin and Songliao Basin.

Refining and Marketing

Capital expenditures for our refining and marketing segment for the twelve months ended December 31, 2002 totalled RMB11,327 million, of which RMB5,652 million was spent on the expansion of our refined products retail marketing network and storage infrastructure facilities, and RMB5,675 million was spent on the renovation of our refining facilities. Total capital expenditures for the twelve months ended December 31, 2001 were RMB11,416 million. The capital expenditures for refining and marketing segment for the twelve months ended December 31, 2002 were basically maintained at the same level as the capital expenditures for refining and marketing segment for the twelve months ended December 31, 2001.

We anticipate that capital expenditures and investments for our refining and marketing segment for the year ended December 31, 2003 will amount to RMB9,463 million, which include:

- approximately RMB4,800 million for the construction and expansion of refining facilities;

- approximately RMB4,663 million for investments in our refined products sales network in order to add more service stations and storage facilities.

Chemicals and Marketing

Capital expenditures for our chemicals and marketing segment for the twelve months ended December 31, 2002 decreased 21.84% from RMB4,062 million for the twelve months ended December 31, 2001 to RMB3,175 million for the twelve months ended December 31, 2002. The decrease in capital expenditures was due primarily to our insistence on making prudent investment and our adoption of a more rigorous return-based evaluation system, leading to a stricter control over and a decrease in capital expenditures for the chemicals and marketing segment.

We anticipate that capital expenditures and investments for the chemicals and marketing segment of the Group for the year ending December 31, 2003 will amount to RMB5,737 million, which include the expenditures for expanding the capacity and transforming the Daqing petrochemical ethylene installations.

Natural Gas and Pipeline

Capital expenditures for our natural gas and pipeline segment for the twelve months ended December 31, 2002 totalled RMB13,013 million, of which RMB12,115 million was spent on the construction of long distance pipeline including RMB9,239 million spent on the Project. Capital expenditures for the twelve months ended December 31, 2001 totalled RMB4,557 million. The increase in our capital expenditures was due primarily to an increase in capital expenditures for the Project, the construction of which had been fully commenced and welding work of the principal part of the Jingbian-Shanghai pipeline section had been substantially completed.

We anticipate that capital expenditures and investments for our natural gas and pipeline segment for the year ended December 31, 2003 will amount to RMB17,000 million, of which approximately RMB14,000 million is expected to be invested in the Project and RMB1,600 million for the Zhong-Wu and the second Shaanxi-Beijing natural gas pipelines, approximately RMB900 million to be invested in the natural gas storage infrastructure projects and other natural gas pipeline and approximately RMB500 million to be invested in the pipeline for the transmission of crude oil and refined products.

Others

Our non-segment-specific capital expenditures for the twelve months ended December 31, 2001 and December 31, 2002 were RMB321 million and RMB133 million, respectively. Our non-segment-specific capital expenditures related primarily to non-segment-specific equipment purchases and research and development activities.

We anticipate that the Group's non-segment-specific capital expenditures and investments for the year ending December 31, 2003 will amount to RMB600 million, which will be used primarily for the construction work of various segments for their mutual benefits.

MATERIAL INVESTMENT

On July 4, 2002, the Company signed a Joint Venture Framework Agreement in Beijing with a group of international energy companies (the "INTERNATIONAL CONSORTIUM") and the construction of the Project has fully commenced.

The International Consortium comprises of six international energy companies including Shell International Gas Limited ("SHELL"), OAO Gazprom ("GAZPROM") and ExxonMobil China Gas Pipeline Limited ("EXXONMOBIL"), which are partners for the Company for the development, construction and operation of the Project. Shell, Gazprom and ExxonMobil lead the International Consortium and will hold equal interest in the Project.

The Company, the International Consortium and China Petroleum & Chemical Corporation ("SINOPEC") will hold 50%, 45% and 5% interests in the Project respectively. The Project will have a cooperation term of 45 years.

The completion and operation of the Project will result in the rapid growth of the Company's natural gas sales through the development of the substantial natural gas reserves in the Tarim basin. The Project is expected to increase the Company's profitability in the coming years and generate attractive returns for the Company. In addition, the Project will further strengthen the Company's position in the natural gas market in China.

It is expected that a total amount of RMB27.3 billion will be required for investing in the development and production of natural gas fields for the purpose of providing gas to the West-East gas pipelines for 45 years. The Company and the International Consortium will be responsible for financing the development and production of natural gas fields based on their respective interests in each of the upstream projects. It is anticipated that the Pipeline Contractual Joint Venture will require a total investment of approximately RMB43.5 billion, 35% of which will be provided by the Company, Sinopec and the International Consortium in the form of equity capital in proportion to their respective interests in the Pipeline Contractual Joint Venture, and 65% of which will be provided by way of debt financing. The Company's equity investment in pipeline co-operation is estimated at approximately RMB7.6 billion. At present, the total amount of investment in the Sales Contractual Joint Venture has not yet been determined, but is expected to be fairly limited.

The Company's expected total equity investment in the upstream projects and the Pipeline Contractual Joint Venture is approximately RMB22.6 billion. The Company expects the pipeline and the upstream projects to earn respective returns of 12% and about 15% after tax in real terms.

The Board of Directors believes that the Project is strategically important to the Company in terms of enhancing the Company's value, economic efficiency and competitiveness.

MAJOR ACQUISITION OR DISPOSAL

The Group did not have any major acquisition or disposal in the year ended December 31, 2002.

FOREIGN EXCHANGE RATE RISK

We conduct our business primarily in Renminbi. However, a portion of our Renminbi revenue is converted into other currencies to meet foreign currency financial instrument obligations and to pay for imported equipment and materials.

Renminbi is not a freely convertible currency. Limitations on foreign exchange transactions imposed by the PRC government could cause future exchange rates to vary significantly from current or historical exchange rates, even though the PRC government is currently implementing a stable foreign exchange policy and holds a tremendous amount of foreign exchange reserves. The fluctuations in Renminbi exchange rates will affect our ability to perform our foreign exchange obligations. Such fluctuations will also affect our ability to pay dividends in Hong Kong Dollar or to pay dividends in respect of American Depositary Shares in United States Dollar. We believe that the Company is or will be able to obtain sufficient foreign exchange for the performance of such obligations. We do not hedge against currency risks through the use of financial contracts or other agreements.

CRUDE OIL AND NATURAL GAS PRICE RISK

The business operation of the Company is affected by the price fluctuation of crude oil and natural gas. The Company determines the benchmark price of crude oil monthly based on the crude oil price in Singapore market. The PRC government promulgates the retail medium guidance prices for gasoline and diesel in the PRC market based on the offshore trading prices of gasoline and diesel in Singapore, Rotterdam and New York markets in the previous period. In 2002, the retail medium guidance prices for gasoline and diesel in the PRC market were adjusted four times.

Historically, prices of crude oil and refined products in international market fluctuated tremendously due to changes in many factors such as global and regional development of economic and political environments (e.g. suspension of supply arising from war or terrorism, effect on demand for crude oil and refined products resulted from growth or shrinkage of the global economy), and global and regional demand and supply of crude oil and refined products. It is and will still be very difficult for the Company to control the factors affecting the international crude oil and refined products prices. The Company anticipates that international crude oil and refined products prices will remain unstable and uncertain. Decline of crude oil price will affect business activities, operation results, financial conditions as well as the value of proved reserves of the Company.

INDUSTRIAL RISK

Like other crude oil and natural gas companies in the PRC, the business activities of the Company are subject to regulation and control of the PRC government in many aspects such as grant of exploration and production licence, special tax to be imposed relating to the industry and environmental and safety standard, which may affect the business operation of the Company. As such, the Company may be subject to a substantial restriction when implementing its business strategy, when developing and expanding its business or when maximising its profitability. Any future change in the PRC government's policy on crude oil and natural gas industry may also affect the business operation of the Company.

EMPLOYEES
Number of Employees
As at December 31, 2001 and December 31, 2002, we had 422,554 and 419,598 employees respectively. The table below sets forth the number of our employees by business segment as at December 31, 2002:

                                                     NUMBER OF
                                                     EMPLOYEES         % OF TOTAL
                                                     ----------        ----------
Exploration and production                              233,885             55.74
Refining and marketing                                  113,355             27.02
Chemicals and marketing                                  59,292             14.13
Natural gas and pipeline                                 10,332              2.46
Other(1)                                                  2,734              0.65
                                                     ----------        ----------
Total                                                   419,598            100.00
                                                     ==========        ==========

(1) Including employees of exploration research and development centre, planning centre, headquarters and professional management.

Remuneration

The total remuneration payable by the Company for the twelve months ended December 31, 2002 was RMB10,631 million, being the total monthly salaries of our employees during the reporting period. Compensation of our employees is determined according to industry practice and the actual conditions of the Company, and based on the principles of attracting and retaining the best people and motivating all staff for the realisation of the best results.

Our senior management remuneration system links senior management members' financial interests (including those of our executive directors and our supervisors) with the Company's operating results and the market performance of our shares. Our senior management members have entered into performance contracts with us. Under this system, the senior management members' compensation has three components, namely, fixed salaries, performance bonuses and stock appreciation rights. The variable components in their compensation account for approximately 70% to 75% of our senior management officers' total potential compensation, including approximately 0% to 25% forming the performance bonus component and approximately

50% to 70% forming the stock appreciation rights component. Variable compensation rewards are linked to the attainment of specific performance targets, such as net profit, and return on capital and cost reduction targets. The chart below sets forth the components of the total potential compensation for key officers.


                                             BASIC          STOCK APPRECIATION         PERFORMANCE
                                           SALARY (%)            RIGHTS (%)              BONUS (%)
                                          -----------       ------------------         ------------
Chairman                                       30                  70                        0
President                                      25                  60                       15
Vice President                                 25                  60                       15
Department General Manager                     25                  50                       25


Details of the directors' and supervisors' emoluments for the twelve months ended December 31, 2001 and the twelve months ended December 31, 2002 are as follows:


                                                     FOR THE TWELVE MONTHS ENDED DECEMBER 31,
                                                     ----------------------------------------
                                                                 2002                  2001
                                                     ----------------          --------------
                                                         RMB THOUSAND          RMB thousand
                                                     ----------------          --------------
Fees for directors and supervisors                          128                      170
Salaries, allowances and other benefits                   1,042                    1,104
Contribution to retirement benefit scheme                    25                       23
                                                          1,195                    1,297


The number of directors and supervisors whose fees fall within the following band:


                                                               FOR THE TWELVE MONTHS ENDED DECEMBER 31,
                                                              -----------------        -----------------
                                                                           2002                    2001
                                                              -----------------        -----------------
                                                              NUMBER OF PERSONS        Number of Persons
Nil-- RMB1,000,000                                                    13                       12
                                                              =================        =================

Upon exercise of their share options, members of the senior management will not receive any shares in the Company, but will, by way of stock appreciation rights, receive a monetary sum which is calculated on the basis of the share price of the H shares listed on the HKSE.

Employee Separation Plan

During the period from 1999 to 2002, a total of 58.3 thousand people were laid off, which has met the target of laying off 50,000 employees committed originally by the Company.

The Company has no new plan to further reduce its workforce in large number in the next few years, but may reduce its workforce in small number, taking into consideration the progress of the shut-down of production installations of low efficiency or which are suffering loss.

Training Programmes

In order to enhance the Company's competitiveness and to prepare the Company for the new challenges after China's accession to the WTO so that it will be able to cope well with the keen competition in the international market in the future and in order for the Company to become a transnational company able to compete with other international players, the Company has, from this year onwards, adopted a "143 Training Programme" for the training of high-calibre personnel. Under this programme, 100 entrepreneural operation and management officers (entrepreneurs), 400 senior technical personnel and 300 senior professionals will receive training over a period of approximately five years. They will, for example, study degree courses, conduct research on particular topics and receive on-the-job training at reputable overseas universities, training institutions and relevant companies. This team of high-calibre personnel is expected to enable the Company to increase its competitiveness in the international market.

Basic Medical Insurance for Employees

Since October 1, 2002, the Company has implemented basic medical insurance measures for employees (the "MEASURES") and other companies within the Group have also generally adopted such Measures.

According to the Measures, the employer will make contributions to the basic medical insurance premium at 6% to 10% of the employees' salaries. As the implementation of the Measures is subject to local policies, the implementation dates vary and there are certain differences among the specific regulations issued by various cities on the basic medical insurance for employees.

As the difference between the amount to be paid by the Company in relation to basic medical insurance premium and that under the original payment terms for employees medical expenses is not substantial, there was little effect on the Company's financial position and no material effect on either the consolidated profit and loss account or the consolidated balance sheet.

CONTINGENT LIABILITIES

Information on the Group's contingent liabilities as of December 31, 2002 is as follows:

Bank and Other Guarantees

As at December 31, 2002, the Group had contingent liabilities in respect of bank and other guarantees and other matters arising in the ordinary course of business from which it is anticipated that no material liabilities will arise.

Environmental Liabilities

The PRC has adopted extensive environmental laws and regulations that affect the operation of the oil and gas industry. The outcome of environmental liabilities under proposed or future environmental legislation cannot be estimated at present, and could be material. Under the existing legislation, however, the management of the Group believes that there are no probable environmental liabilities, except those amounts which have already been reflected in the financial statements, that will have a material adverse effect on the financial position of the Group.

Legal Contingencies

The Group is the named defendant in certain insignificant lawsuits as well as the named party in certain other proceedings arising in the ordinary course of business. While the outcomes of such contingencies, lawsuits or other proceedings cannot be determined at present, the management believes that any resulting liabilities will not have a material adverse effect on the financial position of the Group.

Leasing of Roads, Land and Buildings

According to the Restructuring Agreement entered into between the Company and the CNPC Group, the CNPC Group has undertaken to the Company the following: the CNPC Group will use its best endeavours to obtain formal land use right certificates to replace the entitlement certificates in relation to the 28,649 parcels of land which were leased or transferred to the Company from the CNPC Group, within one year from August, September and October 1999 when the relevant entitlement certificates were issued; the CNPC Group will complete, within one year of November 5, 1999, the necessary governmental procedures for the requisition of the collectively-owned land on which 116 service stations owned by the Company are located; and the CNPC Group will obtain individual building ownership certificates in the name of the Company for all of the 57,482 buildings transferred to the Company by the CNPC Group, before November 5, 2000.

As at December 31, 2002, the CNPC Group has obtained formal land use right certificates in relation to 22,670 out of the 28,649 above-mentioned parcels of land and some building ownership certificates, but has completed none of the necessary governmental procedures for the collectively-owned land on which the service stations are located. The directors of the Company believe that the use of and the conduct of relevant activities at the above-mentioned parcels of land, service stations and buildings are not affected by the fact that the relevant land use right certificates or individual building ownership certificates have not been obtained or the fact that the relevant governmental procedures have not been completed, and that these will not have material adverse effect on the results of operations or the financial position of the Group.

Group Insurance

Except for limited insurance coverage for vehicles and certain assets subject to significant operating risks, the Group does not carry any other insurance for property, facilities or equipment with respect to its business operations. In addition, the Group does not carry any third-party liability insurance against claims relating to personal injury, property and environmental damages or business interruption insurance since such insurance coverage is not customary in the PRC. While the effect of such under-insurance on future incidents cannot be reasonably assessed at present, the Group's management believes that it could have a material impact on the operating results in the future, but would not have material adverse impact on the financial position of the Group.

Cost Reduction Measures

The Company may further streamline production and operation facilities within the next several years to further improve the operating efficiency and competitiveness of the Company. The management has not approved all significant actions to be taken to complete such measures. The management does not believe that it will have material adverse impact on the Group's financial position, but it could have material adverse effect on the Group's results of operations.

INTEGRATION OF A SHARES
The Company entered into a share transfer agreement and share custody agreement with Xi'an Feitian Science, Industrial and Trading Group Company Limited ("XI'AN FEITIAN") and Wuhan Luzhou Enterprise (Group) Company Limited ("WUHAN LUZHOU") on May 23, 2002. The share transfer agreement provides that the Company shall transfer 27% and 8.90% of the state-owned legal person shares in Petroleum Long Champ (Group) Co., Ltd. ("LONG CHAMP") to Xi'an Feitian and Wuhan Luzhou respectively. The share transfer agreement was approved by the Ministry of Finance of the PRC on December 31, 2002. The Company ceased to have any interest in Long Champ after the share transfer.

The Company entered into a share transfer agreement with China Electronic Information Industrial Group Company ("CHINA ELECTRONIC") on July 12, 2002. The share transfer agreement provides that the Company shall transfer 51.60% of the state-owned legal person shares in Gansu Tristar Petrochemical (Group) Co., Ltd. ("TRISTAR") to China Electronic. On July 25, 2002, the Ministry of Finance granted its approval to the transfer of the state-owned legal person shares in Tristar. A waiver from acquisition of all stock shares was granted by the China Securities Regulatory

Commission in respect of the share transfer on December 30, 2002. The Company ceased to have any interest in Tristar after the share transfer.

The entire proceeds from the transfer of shares in Long Champ and Tristar are used for the production and operations of the core business of the Company.

ACQUISITION OF SERVICE STATIONS

The Company and the CNPC Group signed an agreement on September 26, 2002 whereby the Company has acquired from the CNPC Group all the assets and liabilities of 686 unlisted sales enterprises. The assets acquired mainly comprise of 2,994 service stations, 478 storage facilities, 5,337 pieces of land (with a total area of 53.38 million square metres) and some office buildings that are located in more than 500 counties in 15 provinces or autonomous regions of the PRC.

The directors of the Company are of the opinion that such unlisted sales enterprises have shared more than 80% of their local market in respect of refined products, more than 60% of their local retail market and own the resources including associated service stations, storage facilities and stable clients which provide the Company with an important platform for expansion of the sales and distribution network and development of the retail distribution.

The directors of the Company are of the opinion that the operating loss continuously suffered by unlisted sales enterprises in the past two years was due primarily to the lack of funds, the decrease in sales and the existence of too many redundant employees, which had driven up the cost. The profitability of the acquired assets can be remarkably improved and better prospects for profits can be achieved through continued restructuring. It is anticipated that the expansion of the retail proportion will lead to an increase in gross profit and in the total sales revenue of the Company. The acquisitions will further improve the Company's sales and distribution network, increase its control over the market and its overall resistance against market risks.

MARKET REVIEW

Crude Oil Market Review

International crude oil prices skyrocketed in 2002, increasing by US$16 per barrel, or as much as 87%, within one year. The annual average price for WTI, Brent and Minas crude oils in 2002 was US$26.19 per barrel, US$25.08 per barrel and US$25.72 per barrel respectively, representing a respective increase of US$0.34 per barrel, US$0.63 per barrel and US$1.65 per barrel over their annual average price in 2001. In response to the impact from international oil prices, domestic crude oil prices had increased significantly. However, the annual average prices for domestic crude oil remained lower than the 2001 level due to the lagged effects in the linkage of domestic crude oil prices to the international crude oil prices.

Crude oil imports continued to increase in 2002, rising by 15% over the previous year to a total of 69.41 million tons. In 2002, the domestic output of crude oil and crude oil process volume reached 168 million tons and 206 million tons respectively.

Refined Products Market Review

In general, the domestic market for refined products in 2002 achieved a steady increase in prices and consumption, a rough balance between supply and demand, a more reasonable commercial inventory and a healthy and orderly development of the market.

The prices of the domestic gasoline and diesel markets lagged behind the changes in international crude oil prices. Under the influence of both foreign and domestic factors, the price in the domestic market in 2002 fluctuated and the retail medium guidance prices for gasoline and diesel showed an increase, but the annual average reference retail medium guidance prices for both gasoline and diesel were lower than the 2001 level.

The national consumption of refined products was 122 million tons in 2002, and the demand and supply were balanced for most part of the year. However, a disparity began to emerge in the second half of the year between the variety of refined products supplied and the variety of refined products consumed. The most notable difference between supply and demand lies in that of gasoline which was slightly undersupplied, and that of diesel which had an oversupply. The national inventory of refined products declined from approximately 11 million tons at the beginning of 2002 to approximately 8.5 million tons at the end of that year.

In addition, due to the adoption by the State of a series of measures to put the distribution of refined products into order, the distribution of refined products has become more orderly. As a result of the continued integration in domestic retail of refined products, the community and regional private service stations were steadily replaced by major suppliers as the dominant distributors on the market.

Chemical Products Market Review

The global economy was gradually adjusted in 2002. Accordingly, the chemicals market saw a fluctuated but rising trend for prices, but the average prices of principal products remained slightly lower than those of 2001.

At the beginning of 2002, the global resources inventory was at a relatively low level. Economic recovery led to an increase in domestic demand for chemical products. There was a relatively large increase in imports as well as an increase in production capacity compared to the previous year. As a result, the supply and demand for the entire chemical products were more or less at a balance.

With the lowering of customs duties by the PRC in 2002, countries neighbouring Asia fixed their eyes more and more on the PRC market. In particular, the large-scale, low-cost ethylene production project newly constructed in the Middle East was also targeted at the PRC market. As a result, competition in the domestic chemicals market of the PRC intensified, leading to a decline in the prices of domestic chemical products.

THE COMPANY'S BUSINESS REVIEW

For the twelve months ended December 31, 2002, the Company's annual total output of oil and gas amounted to 870.64 million barrels, including 769.81 million barrels of crude oil and 605.0 billion cubic feet of marketable natural gas, representing an average production of 2.109 million barrels of crude oil and
1.658 billion cubic feet of marketable natural gas per day. The Company sold 735 million barrels of crude oil and 588.4 billion cubic feet of natural gas. Approximately 73% of the crude oil sold by the Company was purchased by the refineries of the Company. For the twelve months ended December 31, 2002, the Company successfully reduced its lifting cost to US$4.32 per barrel from US$5.05 per barrel at the time of listing, which is basically close to that of other companies in the industry worldwide. The difference from the target of US$4.15 per barrel committed at the time of listing is due primarily to an increase in the Company's output of crude oil resulting from an increase of the price of crude oil compared with that at the time of listing, which in turn resulted in a relatively high cost for such additional output, which, however, still brought a relatively good return to the Company.

For the twelve months ended December 31, 2002, the Company's refineries processed 569 million barrels of crude oil, or an average of 1.5589 million barrels per day. Approximately 94% of the crude oil processed in the Company's refineries was supplied by the exploration and production segment. The Company produced approximately 47.65 million tons of gasoline, diesel and kerosene and sold approximately 54.05 million tons of these products. The Company is actively expanding its sales and distribution networks, in particular the retail distribution network, by capitalising fully on the complementary value-added effect resulting from the integration of refining and marketing. As at December 31, 2002, there were 13,160 service stations either owned, controlled or franchised by the Company or owned by CNPC but to which the Company provides supervisory support. As at December 31, 2002, the Company owned and operated a crude oil pipeline network of approximately 9,215 kilometres and a refined products pipeline of 2,276 kilometres. The processing costs of the refining unit of the Company are also declining steadily, from RMB138 per ton to RMB136 per ton. By the end of 2002, the refining and marketing segment successfully achieved the cost reduction target committed by the Company at the time of listing.

For the twelve months ended December 31, 2002, the Company produced 1.582 million tons of ethylene, 1.965 million tons of synthetic resin, 0.267 million tons of synthetic fibres, 0.214 million tons of synthetic rubber and 3.411 million tons of urea. Up to December 31, 2002, the chemicals and marketing segment successfully achieved the cost reduction target committed by the Company at the time of listing.

The natural gas and pipeline segment is the Company's core business segment for further development. In the twelve months ended December 31, 2002, the Company produced 605.0 billion cubic feet of marketable natural gas, of which 486.3 billion cubic feet was sold through the natural gas and pipeline segment. The Company currently owns and operates 13,391 kilometres of regional natural gas pipeline networks, of which 12,299 kilometres are operated by the natural gas and pipeline segment.

In 2002, the Company achieved breakthrough development in respect of its overseas business and conducted research and assessment of more than 20 overseas project opportunities. In 2002, the Company acquired all the share capital in Devon, a company in Indonesia engaged in exploration and production of crude oil and natural gas, and as a result acquired interests of 4.27 million barrels of oil equivalent.

The West-East Gas Pipeline Project is progressing well. Details of the project are set out in the section headed "Material Investment".

FUTURE PLANS AND PROSPECTS

The management of the Company has always insisted on realising the contemporary management concept which focuses on increasing the value of the Company and optimising benefits and maximising value for shareholders.

In order to achieve these purposes, we will continue to reinforce our exploration and exploitation work, stabilise our business in eastern China, speed up the development of business in western China and realise a stable increase in crude oil production and a breakthrough in exploration of overseas crude oil and natural gas resources. We will strive to push ahead the restructuring of the refining and chemicals business, procure mergers and acquisitions, shut down installations which are of low efficiency, optimise allocation of resources and strengthen technological renovation so as to achieve improvements in the restructuring of the refining and chemicals business and achieve a continuous optimisation of the product structure. Moreover, we will accelerate the construction of natural gas transmission works which are key projects and develop the natural gas business at a high speed.

The Company will continue to promote e-commerce, unify procurement activities and to vigorously promote the centralised procurement of goods in large quantity so as to reduce the procurement cost. The website "Energyahead" (www.energyahead.com) maintained by the Company as an e-commerce platform is advance in functioning and operating smoothly.

In the course of its production and operation, the Company enhanced construction of a system of safety production, and implemented the system for administration of safety production on a contract basis and the HSE (Health, Safety and Environment) management system. The Company endeavoured to increase efficiency in utilising resources and maintained an input at a relatively high level in respect of environment protection, thus improving the Company's ability to control the discharge of pollutants.

Looking forward, the Company will continue to consolidate the leading position of its upstream operations, realise a rapid growth in natural gas business, and push ahead the restructuring of the refining and chemicals business. At the same time, the Company will actively participate in the competition in the international oil and gas markets, speed up development of the overseas business, accelerate the growth of the Company and continue to increase the value of the Company.

For exploration and production, the Company will continue to insist on the principle of "exploration first" and strive to realise the growth in output and reserves of oil and gas, and realise a positive cycle of resource substitution, strive to maintain a stable increase in crude oil production and concurrently realise a high growth rate in the output, sales and profit from natural gas in order to uphold the Company's leading position in the domestic oil and gas industry.

For refining and chemicals, the Company will vigorously push ahead optimising and restructuring of the refining and chemicals business, accelerate technology upgrading in relation to the refining and chemicals business and the construction of sales and distribution network and realise a breakthrough in improving the profitability from its end products and record a gain rather than a loss.

For marketing, the Company will vigorously strengthen its management of marketing and sales, reinforce the construction of secondary storage facilities and service stations, continue to improve the sales and distribution network and logistics system, vigorously expand the retail sales and to increase retail market share while achieving a growth in sales and profit.

For natural gas and pipeline, the Company will focus on monitoring pipeline construction work with the West-East Pipeline Project, procure commencement of operation on schedule and actively develop the natural gas market so that the natural gas business will become a new source of growth in profitability for the Company.

For overseas business, the Company will speed up implementation of its overseas business development strategy and globalise its business operation, actively and prudently conduct its international exploration and development business and continue to improve its international business operation. In addition, the Company, while carrying out the existing overseas project, will actively look for new projects to achieve new breakthroughs.

The Company will continue to endeavour to develop its core business and will further regulate its corporate governance in order to maintain a continuous, effective and rapid growth of the Company and to create even better return for its shareholders.

FINAL DIVIDEND AND TEMPORARY CLOSURE OF REGISTER OF MEMBERS

The Board of Directors proposes to pay a final dividend of RMB0.069951 per share from the balance of 45% of the net profits for the twelve months ended December 31, 2002, less the interim dividend for 2002 paid on October 8, 2002. The proposed final dividend is subject to shareholders' approval at the annual general meeting to be held on May 28, 2003. The final dividend of

RMB0.069951 per share (inclusive of applicable tax) shall be paid to shareholders whose names appear on the register of members of the Company at the close of business on May 28, 2003. The register of members will be closed from April 28, 2003 to May 28, 2003 inclusive, during which period no transfer of shares will be registered. In order to qualify for the final dividend, all transfer documents must be lodged, together with the relevant share certificates, at the Hong Kong Registrars Limited no later than 4:00 p.m. on April 25, 2003.

According to Article 149 of the articles of association of the Company, dividends payable to the Company's shareholders shall be declared in RMB. Dividends payable to holders of State-owned shares shall be paid in RMB while dividends payable to holders of H shares shall be paid in Hong Kong Dollar. The exchange rate of Hong Kong Dollar shall be based on the average of the closing exchange rates for RMB to Hong Kong Dollar, as announced by the People's Bank of China for the week prior to the announcement of the dividend at the shareholders' meeting to be held on May 28, 2003.

Such final dividend will be paid on or about June 12, 2003.

SHARE CAPITAL STRUCTURE
The share capital of the Company in issue as fully paid or credited as fully paid as at December 31, 2002 was 175,824,176,000 shares, with a par value of RMB1.00 each. As at December 31, 2002, the share capital structure of the Company was as follows:

                                                                                                            PERCENTAGE OF THE
                                                                                                       TOTAL NUMBER OF SHARES
SHARES                                                                          NUMBER OF SHARES AS            IN ISSUE AS AT
                                                                                AT DECEMBER 31, 2002      DECEMBER 31, 2002 %
                                                                                --------------------   ----------------------
State-owned shares                                                                 158,241,758,000                  90
Foreign invested shares (H shares and American Depositary Shares)                   17,582,418,000                  10
                                                                                -------------------        ------------
Total                                                                              175,824,176,000                 100
                                                                                ===================        ============


REPURCHASE, SALE OR REDEMPTION OF SECURITIES

Neither the Company nor any of its subsidiaries has sold any securities of the Company, nor has it repurchased or redeemed any of the securities of the Company during the twelve months ended December 31, 2002.

TRUST DEPOSITS AND OVERDUE TIME DEPOSITS

As at December 31, 2002, the Company did not have any trust deposits or irrecoverable overdue time deposits.

INTERESTS OF DIRECTORS AND SUPERVISORS IN THE SHARE CAPITAL OF THE COMPANY

As at December 31, 2002, other than Zou Haifeng, a director of the Company, who holds 3,550 A shares in Jilin Chemical Industrial Company Limited, a subsidiary of the Company, none of the directors or supervisors had any interest in any shares or debentures of the Company or any associated corporation (within the meaning of the Securities (Disclosure of Interests) Ordinance (Cap. 396 of the Laws of Hong Kong) (the "SDI ORDINANCE")) required to be recorded in the register mentioned under section 29 of the SDI Ordinance or as otherwise notifiable to the Company and the HKSE pursuant to the Model Code for Securities Transactions by Directors of

Listed Companies or, in the case of supervisors, which would be required to be notified as described above if they had been directors.

As at December 31, 2002, the Company has not granted its directors, supervisors or their respective spouses or children below 18 any rights to subscribe for its equity securities or debt securities.

DISCLOSURE OF OTHER INFORMATION

Save as otherwise disclosed above, as regards the other matters required to be disclosed pursuant to Paragraph 45(4)(b)(ii) of Appendix 16 to the Rules Governing the Listing of Securities on the HKSE, there is no significant change compared to the information disclosed in the annual report for the year ended December 31, 2001 nor any significant impact on the business of the Group, and therefore, no supplementary information is disclosed in this Announcement of Results.

COMPLIANCE WITH THE CODE OF BEST PRACTICE

Following its listing of H shares on the HKSE, the Company has complied with the Code of Best Practice contained in Appendix 14 to the Rules Governing the Listing of Securities on the HKSE.

AUDIT COMMITTEE

The audit committee of the Company has reviewed and confirmed the final results announcement and the final report for the twelve months ended December 31, 2002.

PUBLICATION OF RESULTS ON THE WEBSITE OF THE HKSE AND OF THE COMPANY

In accordance with paragraphs 45(1) to 45(3) of Appendix 16 to the Rules Governing the Listing of Securities on the HKSE, all the information of the Company contained in this Announcement of Results for the year ended December 31, 2002 will be published on the website of the HKSE (website:
http://www.hkex.com.hk) on or before April 30, 2003. Such information will also be published on the website of the Company (website:
http://www.petrochina.com.cn).





                                                      By Order of the Board
                                                               MA FUCAI
                                                               Chairman


Beijing, PRC, March 31, 2003

                                [ETROCHINA LOGO]

                  PETROCHINA 2002 NET PROFIT INCREASES 3.17% TO
                                RMB46,900 MILLION

             REFINING & MARKETING SEGMENT SUCCESSFULLY TURNS AROUND
              FINAL DIVIDEND APPROXIMATELY RMB0.07 RECOMMENDED WITH FULL YEAR DIVIDEND AT APPROXIMATELY RMB0.12 PER SHARE

31 MARCH 2003, HONG KONG - PetroChina Company Limited ("PetroChina" or the "Company", SEHK stock code 0857; NYSE Symbol PTR) today announced a net profit of RMB469.10 million for the 12 months ended 31 December 2002, up 3.17% from the same period in 2001. The excellent performance is a result of strengthened management, structural optimisation, technological innovation and improvements in operational efficiency of the Company.

The increase in the Company's profitability is primarily attributed to the increase in the sales volume of crude oil, major refined products and natural gas, the rise in the price of natural gas and the increase in gross profit from sales of the refining segment and natural gas. Profits were primarily derived from the sale of crude oil from the Company's exploration and production segment.

During the period, the Company's revenue reached RMB244,424 million, up 1.29% from the same period in 2001; net profit per share increased RMB0.01 to RMB0.27. The Board of Directors recommends a final dividend of RMB0.069951 per share. Together with the interim dividend of RMB0.050113, the Company distributes a total dividend of RMB0.120064 per share for the year 2002. The dividend payout ratio is maintained at 45%.

Mr Ma Fucai, Chairman of PetroChina, said: "The management of the Company has always insisted on realising contemporary management concepts that focus on increasing the value of the Company, optimising benefits and maximising value for shareholders. We will continue to reinforce our exploration and exploitation work, actively carry out our strategy to stabilise oil production in eastern China while speeding up the development programme in western China, stabilise domestic crude oil production with increase, and make a breakthrough in exploration of overseas crude oil and natural gas resources.

"We will strive to push ahead with the restructuring of the refining and chemicals business, achieve improvements through optimising resources allocation and strengthening technological innovation. Moreover, we will accelerate the construction of key natural gas transmission work and rapidly develope the natural gas business as the key driver of new growth," Mr Ma said.

The Company achieved sound results for each business segment during the period.

EXPLORATION AND PRODUCTION

Turnover from operations for the Exploration and Production Segment decreased slightly by 0.65% to RMB147,308 million from the same period in 2001. This decrease was due primarily to a direct linkage between the Company's crude oil prices the international oil prices and the effect of delay of domestic crude oil prices in reflecting the international market. The average realised selling price of the Company's crude oil decreased 4.79% from US$23.61 per barrel as at December 31, 2001 to US$22.48 per barrel as at December 31, 2002.

During the period, the Company's total output of oil and gas amounted to 870.64 million barrels of oil equivalent, including 769.81 million barrels of crude oil and 605.0 billion cubic feet of marketable natural gas, representing an average production of 2.109 million barrels of crude oil and 1.658 billion cubic feet of marketable natural gas per day. The Company successfully reduced its lifting cost to US$4.32 per barrel from US$5.05 per barrel at the time of listing, making lifting cost now at a similar level to that of the Company's international peers.

REFINING AND MARKETING

For the Refining and Marketing Segment, turnover from operations recorded a total of RMB174,621 million, an increase of 1.55% from the same period in 2001, which was due primarily to an increase in the sales volume of principal refined products such as gasoline, diesel and lubricant oil. The Refining and Marketing segment successfully turned around with operating profit increased from a loss of RMB3,324 million in 2001 to a gain of RMB2,818 million last year.

The Company's refineries processed 569 million barrels of crude oil, or an average of 1.5589 million barrels per day in 2002. The Company produced approximately 47.65 million tons of gasoline, diesel and kerosene and sold approximately 54.05 million tons of these products. The Company is actively expanding its sales and distribution networks, in particular the retail distribution network, by capitalising fully on the complementary value-added effects resulting from the integration of refining and marketing.

As at the end of 2002, there were 13,160 service stations either owned, controlled or franchised by the Company or owned by China National Petroleum Corporation but to which the Company provides supervisory support. The Company had an increase of 1,058 service stations in 2002. The Company owned and operated a crude oil pipeline network of approximately 9,215 kilometres and a refined products pipeline of 2,276 kilometres. The processing costs of the refining unit of the Company declined steadily from RMB138 to RMB136 per ton. By the end of 2002, the Refining and Marketing Segment successfully achieved the cost reduction target committed to by the Company at the time of listing.

CHEMICALS AND MARKETING

Turnover of the Chemicals and Marketing Segment decreased 6.66% to RMB29,661 million in 2002. This decrease was due primarily to a decrease in the sales volume of chemical products.

The Company produced 1.582 million tons of ethylene, 1.965 million tons of synthetic resin, 0.267 million tons of synthetic fibres, 0.214 million tons of synthetic rubber and 3.411 million tons of urea in 2002. In the midst of an unfavourable business environment, the Company adjusted the product mix and increased the production of high value-added products while continuing to cut costs. By the end of 2002, the Chemicals and Marketing Segment successfully achieved the cost reduction target committed to by the Company at the time of listing.

NATURAL GAS AND PIPELINE

The Natural Gas and Pipeline Segment achieved excellent performance last year and recorded a profit from operations of RMB12,733 million, a 12.47% growth over the same period in 2001. Profit from operations increased 114.96% to RMB1,552 million. These encouraging results are due primarily to an increase in the comprehensive selling price and the sales volume of natural gas as a result of the Company optimising its natural gas sales structure.

The Natural Gas and Pipeline Segment is the Company's core business segment for future development. In 2002 the Company sold 486.3 billion cubic feet of marketable natural gas. The Company currently owns and operates 13,391 kilometres of regional natural gas pipeline networks, of which 12,299 kilometres are operated by the Natural Gas and Pipeline Segment.

WEST-EAST GAS PIPELINE

On 4 July 2002, the Company signed a Joint Venture Framework Agreement in Beijing with a group of international energy companies. The construction of the West-East Gas Pipeline Project has been progressing well as planned. The principal engineering work of the eastern section, the Jingbian-Shanghai pipeline section, was substantially completed by the end of 2002. The construction of the Gansu pipeline section of 976 kilometres, a portion of the western part from Lunnnan to Jingbian in Xinjiang, has recently commenced in full. The downstream market development of the West-East Gas Pipeline Project has made substantial progress, with contract negotiations with end-users underway.

The completion and operation of the West-East Gas Pipeline Project will result in the rapid growth of the Company's natural gas sales through the development of the substantial natural gas reserves in the Tarim basin. The Project is expected to increase the Company's profitability in the coming years and further strengthen the Company's leading position in the natural gas market in China.

OVERSEAS OIL EXPLORATION AND DEVELOPMENT

In 2002, the Company achieved breakthrough developments in respect of its overseas business and conducted research and assessment of more than 20 overseas project opportunities. In 2002, the Company acquired all the interests in Devon Energy Indonesia Limited, a company in Indonesia engaged in the exploration and production of crude oil and natural gas, and as a result obtained equity production of 4.27 million barrels of oil equivalent.

FUTURE PROSPECTS

Looking forward, the Company will continue to insist on the principle of "exploration of resources first" and strive to realise growth in output and reserves of oil and gas. The Company will focus on a positive cycle of resource substitution, strive to maintain a stable increase in crude oil production and concurrently realise a high growth rate in the output, sales of and profits from natural gas in order to uphold the Company's dominant position in China's oil and gas industry.

For the Refining and Chemicals Segment, the Company will vigorously push ahead optimising and restructuring of the refining and chemicals business, accelerate technology upgrading, optimise resources, strengthen management and improve the profitability and competitiveness of its end products, in order to achieve rapid growth in profit for the Refining and Marketing Segment and a turnaround from loss to profit of the Chemicals and Marketing Segment. The Company will vigorously strengthen its management in marketing and sales, enhance the construction of storage facilities and service stations, continue to improve the sales and distribution network and logistics system, vigorously expand retail sales and increase retail market share while achieving a concurrent growth in sales and profit.

For the Natural Gas and Pipeline Segment, the Company will carry on pipeline construction work with focus on the West-East Gas Pipeline Project and ensure commencement of operation on schedule. The Company will actively develop the natural gas market so that the natural gas business become a new source of growth in profitability for the Company.

For overseas business, the Company will speed up implementation of its overseas business development strategy and globalise its business operation. The Company will continue to improve its international business operation in an active yet prudent manner. The Company, while carrying out the existing overseas project, will actively look for new projects to achieve new breakthroughs.

                                      # # #
ABOUT THE COMPANY

PetroChina was established as a joint stock company with limited liability under the Company Law of the People's Republic of China on 5 November 1999 as part of the restructuring of China National Petroleum Corporation. In the restructuring, CNPC transferred to the Company most of the assets and liabilities of CNPC relating to its exploration and production, refining and marketing, chemicals and marketing and natural gas and pipeline businesses.

The Company, one of the largest companies in the PRC in terms of sales, is engaged in a broad range of petroleum and natural gas-related activities, including:

         - the exploration, development, production and sales of crude oil and natural gas;

         - the refining, transportation, storage and marketing of crude oil and petroleum products;

         - the production and sale of basic petrochemical products, derivative chemical products and other chemical products; and

         - the transmission of natural gas and crude oil and sale of natural gas.

The American Depository Shares and H shares of the Company were listed on The New York Stock Exchange and The Stock Exchange of Hong Kong Limited on 6 April 2000 and 7 April 2000, respectively.

Additional information on PetroChina can be found at the following website: http://www.petrochina.com.cn

                                      # # #

Issued by PetroChina Company Limited.

For further information, please contact:
Mr. Mao Zefeng, Assistant Secretary to the Board of Directors
Tel: (852) 2899 2010                                      Fax: (852) 2899 2390
Email: hko@petrochina.com.hk

Distributed through Hill & Knowlton Asia Ltd. For enquiries, please contact:
Mr. Julian Lee                          Fax: (852) 2576 3551
Tel: (852) 2894 6213 / 9276 7960        Email: julianlee@hillandknowlton.com.hk

Ms. Rita Wong
Tel: (852) 2894 6262                    Email: ritawong@hillandknowlton.com.hk